SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                       PURSUANT TO RULE 13d-2(b)
                           (Amendment No. __)




                       Heritage Bancshares, Inc.
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                           (Name of Issuer)



               Common Stock, Par Value $0.01 Per Share
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                    (Title of Class of Securities)



                              42722G 10 3
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                             (CUSIP Number)



                            December 31, 2002
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          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)







                            Page 1 of 5 Pages




CUSIP NO. 42722G 10 3                                     Page 2 of 5 Pages

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1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

      Heritage Bancshares, Inc. Employee Stock Ownership Plan Trust
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                               (b)  [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
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5.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      VOTING POWER

      35,385
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6.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
      SHARED VOTING POWER

      3,932
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7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      DISPOSITIVE POWER

      35,385
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8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
      SHARED DISPOSITIVE POWER

      3,932
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,317
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.3%
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12.   TYPE OF REPORTING PERSON

      EP
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CUSIP NO. 42722G 10 3                                     Page 3 of 5 Pages

Item 1(a) Name of Issuer:

          Heritage Bancshares, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          102 West High Street
          Terrell, Texas  75160

Item 2(a) Name of Person Filing:

          Heritage Bancshares, Inc. Employee Stock Ownership Plan Trust

Item 2(b) Address of Principal Business Office or, if None, Residence:

          Heritage Bancshares, Inc.
          102 West High Street
          Terrell, Texas  75160

Item 2(c) Citizenship:

          Texas

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          42722G 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).



Item 4.   Ownership.

          (a) Amount beneficially owned:

              39,317

          (b) Percent of class:  8.3%

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote            35,385
              (ii)  Shared power to vote or to direct the vote           3,932
              (iii) Sole power to dispose or to direct the
                    disposition of                                      35,385
              (iv)  Shared power to dispose or to direct the
                    disposition of                                       3,932



CUSIP NO. 42722G 10 3                                     Page 4 of 5 Pages


          The Heritage Bancshares, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Heritage Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustee in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustee and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2002, 3,932 shares had been or were committed to be allocated to participants' accounts and 35,385 shares were unallocated.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO. 42722G 10 3                                     Page 5 of 5 Pages


                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          HERITAGE BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 14, 2003          By:  /s/ J. Pat Baker
                                --------------------------------------
                                J. Pat Baker, Trustee



February 14, 2003          By:  /s/ John H. Mackey
                                --------------------------------------
                                John H. Mackey, Trustee